Exhibit 99.1

PART II, Item I - "Legal Proceedings" of a Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 filed by NL Industries, Inc. (File No. 1-640)

       Reference is made to NL's 1998 Annual Report for descriptions of certain previously-reported legal proceedings.

     ~Pedricktown~Site~. In March 1999 NL executed the previously reported agreement in principle with certain PRPs with respect to NL's liability at the site, settling the matter within previously accrued amounts.

     ~Batavia,~New~York~Site~. In April 1999 NL received a revised estimate by the U.S. EPA estimating the cost to remediate operable unit one at $15.1 million and received a revised claim by the U.S. EPA seeking past costs of $4.6 million, including interest.

     ~Brenner,~et~al.~v.~American~Cyanamid,~et~al.,~(No.~12596-93)~.  In May
1999 defendants appealed the previously reported denial of their motion to dismiss the market share liability claim.

     In April 1999 NL was served with an amended complaint in ~Sweet,~et~al.~v.~Sheahan,~et~al.,~(U.S.~District~Court,~Northern~District~of~Ne w~York,~Civil~Action~No.~97-CV-1666/LEK-DNH),~adding NL and other defendants to a suit originally filed against plaintiffs' landlord. Plaintiffs, a parent and new child, allege injuries purportedly caused by lead pigment, and seek recovery of actual and punitive damages from their landlord, alleged former manufacturers of lead pigment, and the Lead Industries Association, and purport to allege causes of action against the former pigment manufacturers based on negligence, strict products liability, fraud and misrepresentation, concert of action, civil conspiracy, and market share liability. The time for NL to answer or otherwise plead with respect to the complaint has not yet occurred. NL intends to deny all allegations of wrongdoing and liability and to defend the case vigorously.